82-51

SUPPL

02 APR 17 ...

TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

02028477

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 947-4290

To: *New York Stock Exchange*
Attention: Richard Simonelli / Erin Newlin
Fax Number: (212) 656-5071

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Elizabeth McNamara, Corporate Secretarial

Date: April 16, 2002 Time: 08:25 MDT

Number of Pages (including Cover) three (3)

Re: News Release

The following News Release crossed the wire at 20:13 MDT on April 15, 2002:

“***Pipeline Incident Update***”

dlw 4/19

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If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

TransCanada
In business to deliver™

NewsRelease

Pipeline Incident Update

CALGARY, Alberta – April 15, 2002 – (TSE: TRP) (NYSE: TRP) – All but two residents in or near the community of Brookdale, Manitoba who were evacuated due to a line break have been cleared to return to their homes. About 100 residents were evacuated as a result of a line break that occurred on Sunday, April 14, at approximately 11:00 p.m. (CDT). Two people occupying the house nearest the incident were advised not to return home tonight, but are expected to be able to return on Tuesday. Their home is not at risk.

TransCanada, which owns and operates the line, implemented its emergency response plan as a result of the line break. Company representatives are working with authorities, including the Transportation Safety Board and the National Energy Board, to investigate the incident.

TransCanada has isolated sections of two pipelines running adjacent to the affected pipeline to determine if they are damaged. Inspections of the adjacent pipelines are made difficult by water accumulation in the area. These sections of pipeline will remain isolated until a full inspection can be made and they can be safely returned to operation.

Some customers shipping natural gas on the TransCanada system have been impacted. TransCanada notified customers with interruptible transportation service (IT), of the need to reduce transportation by approximately 450 million cubic feet of natural gas effective 5:00 p.m. (MDT) today. No firm service transportation (FT) was affected. The situation will be re-assessed when more information is known about the condition of the adjacent pipelines. TransCanada's Mainline System typically carries about five to seven billion cubic feet of natural gas each day.

TransCanada thanks the impacted residents for their patience during the evacuation. The company also acknowledges the work of the local emergency personnel who responded to the incident and the provincial and federal agencies who are assisting in the investigation.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

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